SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Jazz Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
472147107

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	472147107	13G	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS Prospect Venture Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,510,145 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Shares

WITH:	8	SHARED DISPOSITIVE POWER

1,510,145 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,510,145 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.25%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13G is filed by Prospect Venture Partners II, L.P., a Delaware limited partnership (“PVP II”), Prospect Associates II, L.P., a Delaware limited partnership (“PA II”) and Prospect Management Co. II, L.L.C., a Delaware limited liability company (“PMC II,” together with PVP II, PA II and PMC II, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,487,494 shares of Common Stock held by PVP II, which shares include 84,365 shares of Common Stock issuable to PVP II pursuant to an outstanding warrant exercisable on or after January 21, 2009; and (ii) 22,651 shares of Common Stock held by PA II, which shares include 1,285 shares of Common Stock issuable to PA II pursuant to an outstanding warrant exercisable on or after January 21, 2009. PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2008.
(3) This percentage is calculated based upon 28,775,217 shares of Common Stock outstanding (as of October 31, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2008.

CUSIP No.	472147107	13G	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS Prospect Associates II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,510,145 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Shares

WITH:	8	SHARED DISPOSITIVE POWER

1,510,145 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,510,145 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.25%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,487,494 shares of Common Stock held by PVP II, which shares include 84,365 shares of Common Stock issuable to PVP II pursuant to an outstanding warrant exercisable on or after January 21, 2009; and (ii) 22,651 shares of Common Stock held by PA II, which shares include 1,285 shares of Common Stock issuable to PA II pursuant to an outstanding warrant exercisable on or after January 21, 2009. PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2008.
(3) This percentage is calculated based upon 28,775,217 shares of Common Stock outstanding (as of October 31, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2008.

CUSIP No.	472147107	13G	Page	4	of	7 Pages

1	NAMES OF REPORTING PERSONS Prospect Management Co. II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,510,145 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Shares

WITH:	8	SHARED DISPOSITIVE POWER

1,510,145 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,510,145 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.25%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,487,494 shares of Common Stock held by PVP II, which shares include 84,365 shares of Common Stock issuable to PVP II pursuant to an outstanding warrant exercisable on or after January 21, 2009; and (ii) 22,651 shares of Common Stock held by PA II, which shares include 1,285 shares of Common Stock issuable to PA II pursuant to an outstanding warrant exercisable on or after January 21, 2009. PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2008.
(3) This percentage is calculated based upon 28,775,217 shares of Common Stock outstanding (as of October 31, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2008.

Item 1(a).	Name of Issuer:
Jazz Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
3180 Porter Drive
Palo Alto, California 94304

Item 2(a).	Name of Person Filing:
Prospect Venture Partners II, L.P. (“PVP II”)
Prospect Associates II, L.P. (“PA II”)
Prospect Management Co. II, L.L.C. (“PMC II”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:
c/o Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301

Item 2(c).	Citizenship:

PVP II — Delaware, United States of America
PA II — Delaware, United States of America
PMC II — Delaware, United States of America

Item 2(d).	Title of Class of Securities:
     Common Stock

Item 2(e).	CUSIP Number:
     472147107

Item 3.	Not applicable
Item 4. Ownership. The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2008:

		Warrants		Shared	Sole	Shared
	Shares Held	Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Directly	Power	Power (1)	Power	Power (1)	Ownership (1)	of Class (2)
PVP II	1,403,129	84,365	0	1,510,145	0	1,510,145	1,510,145	5.25%

PA II	21,366	1,285	0	1,510,145	0	1,510,145	1,510,145	5.25%

PMC II	0	0	0	1,510,145	0	1,510,145	1,510,145	5.25%

(1)	PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly.

(2)	This percentage is calculated based upon 28,775,217 shares of Common Stock outstanding (as of October 31, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2008.
Item 5. Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

5 of 7 Pages

Item 6. Ownership of More than 5 Percent on Behalf of Another Person
     Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not applicable
Item 8. Identification and Classification of Members of the Group
     Not applicable
Item 9. Notice of Dissolution of a Group
     Not applicable
Item 10. Certification
     Not applicable

6 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2009

PROSPECT VENTURE PARTNERS II, L.P.

By: Prospect Management Co. II, L.L.C.
Its: General Partner

/s/ Dave Markland
Dave Markland
Attorney-in-Fact

PROSPECT ASSOCIATES II, L.P.

By: Prospect Management Co. II, L.L.C. Its: General Partner

/s/ Dave Markland
Dave Markland
Attorney-in-Fact

PROSPECT MANAGEMENT CO. II, L.L.C.

/s/ Dave Markland
Dave Markland
Attorney-in-Fact
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

7 of 7 Pages